UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-N/A

VANCEINFO TECHNOLOGIES INC.
Form 6-K

EXPLANATORY NOTES
This Current Report on Form 6-K includes (i) the unaudited condensed consolidated financial statements for the six months ended June 30, 2009 and 2010 of the Company, attached hereto as Exhibit 99.1 and (ii) the Company’s management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2009 and 2010, attached hereto as Exhibit 99.2.
This Form 6-K does not attempt to modify or update any other disclosure set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 that was filed with the Securities and Exchange Commission on April 30, 2010.

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer
Date: November 16, 2010

2

EXHIBIT INDEX

Exhibit 99.1 —	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2009 and 2010

Exhibit 99.2 —	Management’s Discussion and Analysis of Financial Condition and Result of Operations for the Six Months Ended June 30, 2009 and 2010

3

Exhibit 99.1
VANCEINFO TECHNOLOGIES INC.
INDEX TO FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2010	2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010	3

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010	4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010	5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7

VANCEINFO TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	As of	As of
	December 31	June 30
	2009	2010
Assets

Current assets:
Cash and cash equivalents	64,057	66,958
Term deposit	10,000	10,000
Held to maturity securities, current	12,122	12,702
Accounts receivable, net of allowance for doubtful accounts of $1,018 and $1,682 as of December 31, 2009 and as of June 30, 2010, respectively	60,524	68,060
Prepaid expenses and other current assets	6,026	5,749
Deferred income tax assets, current	1,473	1,566

Total current assets	154,202	165,035

Rental deposits and prepaid rentals	1,658	2,195
Property and equipment, net	15,000	16,570
Acquired intangible assets, net	7,739	6,797
Goodwill	24,783	25,058
Long-term investments	930	1,543
Held to maturity securities, non-current	—	5,311
Deposit for land development project	879	884
Deferred income tax assets, non-current	—	49
Other long-term assets	—	97

Total assets	205,191	223,539

Liabilities

Current liabilities:
Accounts payable	702	510
Accrued expenses and other payables	24,200	33,730
Income tax payable	4,863	5,943
Deferred income, current	260	276
Deferred revenue, current	2,634	1,474

Total current liabilities	32,659	41,933

Deferred income tax liabilities, non-current	1,328	1,017
Deferred income, non-current	1,778	1,616
Deferred revenue, non-current	97	31
Contingent consideration payable for business acquisition	6,767	—

Total liabilities	42,629	44,597

Contingencies and commitments (Notes 21 and 22)

Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 39,888,092 and 39,911,404 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	40	40
Additional paid-in capital	111,680	114,475
Shares issuable in connection with business acquisitions	520	—
Accumulated other comprehensive income	4,924	5,277
Statutory reserves	2,307	2,307
Retained earnings	43,091	56,843

Total equity	162,562	178,942

Total liabilities and equity	205,191	223,539

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share and share related data)

	Six months ended June 30,
	2009	2010

Revenues	66,685	98,402
Business tax	(2,040)	(2,310)

Net revenues	64,645	96,092
Cost of revenues	(40,065)	(60,092)

Gross profit	24,580	36,000

Selling, general and administrative expenses	(15,507)	(23,400)
Change in fair value of contingent consideration payable for business acquisition	—	(165)
Other operating income	646	2,979

Income from operations	9,719	15,414
Interest income	384	329
Interest expense	(40)	(4)
Exchange differences	(105)	(418)

Income before income taxes and earnings in equity method investment	9,958	15,321
Income tax expense	(875)	(1,726)

Income before earnings in equity method investment	9,083	13,595
Earnings in equity method investment	10	157

Net income	9,093	13,752

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(111)	486
Unrealized gains on foreign currency exchange forward contract recognized in other comprehensive income	—	(117)
Gains on foreign currency exchange forward contract reclassified to earnings	—	(16)

Total other comprehensive income (loss), net of tax	(111)	353

Comprehensive income	8,982	14,105

Net income per share
Basic-ordinary share	0.24	0.35
Diluted-ordinary share	0.22	0.32

Weighted average shares used in calculating net income per share
Basic-ordinary share	37,823,385	39,567,762
Diluted-ordinary share	40,587,620	42,988,507

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(In U.S. dollars in thousands, except share data)

				Shares issuable	Accumulated
				in connection	other
	Ordinary shares		Additional	with business	comprehensive	Statutory	Retained	Total
	Shares	Amount	paid-in capital	acquisitions	income	reserves	earnings	equity

Balance as of December 31, 2008	39,120,879	39	101,184	1,527	4,863	1,316	22,574	131,503
Issuance of ordinary shares in connection with business acquisitions				561				561
Repurchase of ordinary shares	(2,800)	—	(13)	—	—	—	—	(13)
Ordinary shares issued for share-based compensation	2,800	—	1,666	—	—	—	—	1,666
Share-based compensation	—	—	692	—	—	—	—	692
Foreign currency translation adjustment	—	—	—	—	(111)	—	—	(111)
Net income	—	—	—	—	—	—	9,093	9,093

Balance as of June 30, 2009	39,120,879	39	103,529	2,088	4,752	1,316	31,667	143,391

Balance as of December 31, 2009	39,888,092	40	111,680	520	4,924	2,307	43,091	162,562
Issuance of ordinary shares in connection with business acquisitions	—	—	520	(520)	—	—	—	—
Ordinary shares returned from an employee (note 18)	(27,772)	—	(537)	—	—	—	—	(537)
Issuance of ordinary shares for share-based compensation	51,084	—	1,454	—	—	—	—	1,454
Share-based compensation	—	—	1,358	—	—	—	—	1,358
Unrealized gain on foreign currency exchange forward contract recognized in other comprehensive income	—	—	—	—	(117)		—	(117)
Reclassification of gain on foreign currency exchange forward contract to earnings	—	—	—	—	(16)	—	—	(16)
Foreign currency translation adjustment	—	—	—	—	486	—	—	486
Net income	—	—	—	—	—	—	13,752	13,752

Balance as of June 30, 2010	39,911,404	40	114,475	—	5,277	2,307	56,843	178,942

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	Six months
	ended June 30,
	2009	2010
Cash flows from operating activities:
Net income	9,093	13,752
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	692	1,358
Depreciation and amortization of property and equipment	1,845	2,527
Amortization of intangible assets	414	1,004
Gain on a foreign currency exchange forward contract recognized in earnings	—	106
Loss on disposal of property and equipment	176	(214)
Allowance for doubtful accounts	148	485
Change in fair value of contingent consideration payable for business acquisition	—	165
Earnings in equity method investment	(10)	(157)
Loss on disposal of office rental	—	1,081
Accrued interest income of long term investment	—	(13)
Changes in operating assets and liabilities:
Rental deposits and prepaid rentals	554	(582)
Accounts receivable	(7,414)	(8,218)
Prepaid expenses and other current assets	(1,116)	(429)
Deferred tax assets-current	(251)	(84)
Accounts payable	(532)	(202)
Deferred revenue	286	(1,202)
Accrued expenses and other payables	1,064	1,743
Income tax payable	743	1,053
Deferred income	(66)	(146)
Deferred tax liability-non current	(67)	(365)

Net cash provided by operating activities	5,559	11,662

Cash flows from investing activities:
Purchase of property and equipment	(2,471)	(4,956)
Purchase of short-term investment-held to maturity securities	(12,104)	(11,488)
Purchase of long-term investment-held to maturity securities	—	(2,704)
Purchase of long-term investment	—	(440)
Proceeds from maturity of investments	6,890	8,069
Consideration paid for business acquisitions (net of cash acquired of nil for six months ended June 30, 2009 and 2010, respectively)	(3,823)	(1,095)
Proceeds from disposal of property and equipment	27	378
Purchase of term deposit	(21,463)	—
Cash received upon maturity of term deposit	1,465	—

Net cash used in investing activities	(31,479)	(12,236)

Cash flows from financing activities:
Proceeds from exercise of options	1,309	2,142
Repurchase of ordinary shares	(13)	—
Payment of issuance costs of the public offering in July 2009	(12)	(220)
Proceeds from short-term borrowings	—	1,463

Net cash provided by financing activities	1,284	3,385

VANCEINFO TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In U.S. dollars in thousands)

	Six months
	ended June 30,
	2009	2010
Net (decrease) increase in cash and cash equivalents	(24,636)	2,811
Effect of exchange rate changes	(49)	90
Cash and cash equivalents at beginning of year	79,963	64,057

Cash and cash equivalents at end of year	55,278	66,958

Supplemental disclosures of cash flow information income tax paid	670	1,281

Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued and to be issued	29	—
Cash consideration paid	206	282

Net assets acquired (including intangible assets of $4, $60 for the six months period ended June 30, 2009 and June 30, 2010, respectively)	235	282

Change in payable for purchase of property and equipment	(61)	172

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
1.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements include the financial information of VanceInfo Technologies Inc. (“VanceInfo” or the “Company”) and its subsidiaries (collectively, the “Group”). All intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission (the “SEC”) and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the six months periods ended June 30, 2009 and 2010 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2009 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements on Form 20-F for the fiscal year ended December 31, 2009.
2.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
(1)	Newly adopted accounting pronouncement

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS — continued
(2)	Recently issued accounting pronouncements — Not Yet Adopted

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS — continued
(2)	Recently issued accounting pronouncements — Not Yet Adopted — continued

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS — continued
(2)	Recently issued accounting pronouncements — Not Yet Adopted — continued

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.
3.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

Geographic information

The country of domicile of the Group’s major operating entities is the Greater China which refers to the PRC, including, for purposes of the accompanying financial statements only, mainland China, Taiwan, Hong Kong and Macau.

The following tables summarize the Group’s long-lived assets and net revenues in different geographic locations:

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
3.	SEGMENT INFORMATION — continued

Geographic information — continued

Long-lived assets

	As of	As of
	December 31	June 30
	2009	2010

Greater China	47,277	50,489
US	2,388	2,272
Others	1,324	383

Total	50,989	53,144

Net revenues (1)

	For the six months
	ended June 30
	2009	2010

US	27,625	33,670
Greater China	21,647	42,754
Europe	11,024	14,553
Japan	4,248	3,934
Others	101	1,181

Total	64,645	96,092

(1)	Based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.
The following table summarizes the Group’s net revenue by service lines:

	For the six months
	ended June 30,
	2009	2010
Research and Development
Outsourcing Services:
Research & development services	40,355	60,169
Globalization & localization	2,234	3,009
IT Services:
Enterprise solutions	5,262	8,459
Application development & maintenance	12,449	17,026
Quality assurance & testing	3,699	5,162
Other Solutions and Services	646	2,267

Total	64,645	96,092

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITION

The Group had the following acquisitions for the six months periods ended June,30, 2009 and 2010, respectively.

Acquisition of Kernel’s business

On January 1, 2009, the Group acquired a business from Guangzhou Kernel Technology Limited (“Kernel”), a China-based supplier providing customized application development services, for a cash consideration of $206 and 6,163 ordinary shares of VanceInfo at a fair value of $4.75 per ordinary share as of the acquisition date. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair values at the date of acquisition. The Group performed the purchase price allocation which resulted in the goodwill of $173 that was recorded in the balance sheet.

Acquisition of mobile service business

On March 1, 2010, VanceInfo acquired the business from Beijing Mobitech Software Co., Ltd. (“Mobi”), a China-based mobile software development service provider, with a cash consideration of $282. Over 50 professionals of Mobi were acquired in connection with this transaction. The acquired net assets were recorded at their fair value at the date of acquisition. The Group performed a preliminary purchase price allocation which resulted in the goodwill of $205 that was recorded in the balance sheet. The preliminary purchase price allocation are subject to change pending the finalization of the valuations. The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill of the acquired business and the related periodic amortization charges for these intangible assets.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
5.	HELD TO MATURITY SECURITIES

The Group’s marketable securities include floating rate notes and corporate notes as of December 31, 2009 and June 30, 2010. These securities are classified as held to maturity investments by the Group and carried at costs.

The Company held following held to maturity securities:

	As of	As of
	December 31	June 30
	2009	2010
Short-term:
Floating rate notes	4,271	—
Corporate notes	7,851	12,702

Sub-total	12,122	12,702

Long-term:
Corporate notes	—	5,311

Total	12,122	18,013

As of June 30, 2010, the maturity dates of the notes ranged from Augest 1, 2010 to December 1, 2011.

The Group’s floating rate notes were purchased from authorized financial institutions.

The Group recognized interest income of $49 and $141 for the six months periods ended June 30, 2009 and 2010, respectively.

6.	ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	As of	As of
	December 31	June 30
	2009	2010

Billed accounts receivable	26,077	22,722
Unbilled accounts receivable	35,465	47,020
Less: allowance for doubtful accounts	(1,018)	(1,682)

Total accounts receivable, net	60,524	68,060

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
6.	ACCOUNTS RECEIVABLE — continued

Movement of allowance for doubtful accounts is as follows:

	Six months
	ended June 30,
	2009	2010

Balance at beginning of the period	587	1,018
Charge to expenses	148	485
Provision in connection with the losses caused by an employee (Note 18)	—	537
Write-off	(116)	(364)
Exchange difference	(2)	6

Balance at end of the period	617	1,682

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of	As of
	December 31	June 30
	2009	2010
Advance to employees	853	1,054
Prepaid rentals	1,090	1,764
Performance guarantee deposit	734	739
Advance to suppliers	280	592
Interests receivable	291	251
Prepaid insurance premium	150	249
Receivable from transfer agent	966	—
Incentive from American Depositary Shares (“ADS”) depositary bank	514	—
Assets resulted from change in fair value of foreign currency forward contract (Note 12)	161	—
Other prepaid expenses	987	1,100

Total	6,026	5,749

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS — continued

Receivable from transfer agent represented proceeds from exercises of the Company’s stock options receivable from the stock transfer agent, which was subsequently received by the Company.

Performance guarantee deposit represented an IT service contract performance deposit paid at the request of one of the customers, which is expected to be repaid when the related contract reaches its maturity.

Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.

8.	PROPERTY AND EQUIPMENT, NET

	As of	As of
	December 31	June 30
	2009	2010

Furniture and office equipment	3,820	4,275
Motor vehicles	1,187	1,367
Computers and software	12,037	13,753
Leasehold improvements	7,783	9,649

	24,827	29,044
Less: Accumulated depreciation and amortization	(9,827)	(12,474)

Property and equipment, net	15,000	16,570

Depreciation and amortization expenses recorded for the six months period ended June 30, 2009 and 2010 were $1,845 and $2,527, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
9.	ACQUIRED INTANGIBLE ASSETS, NET

	As of	As of
	December 31	June 30
	2009	2010

Intangible assets not subject to amortization:
Trade name	2,376	2,374
Intangible assets subject to amortization:
Contract backlog	900	898
Customer base and relationship	6,708	6,758
Non-compete agreement	949	978
Software Technology	322	321

	11,255	11,329

Less: Accumulated amortization
Contract backlog	(591)	(766)
Customer base and relationship	(2,405)	(3,048)
Non-compete agreement	(439)	(557)
Software Technology	(81)	(161)

	(3,516)	(4,532)

Acquired intangible assets, net	7,739	6,797

The Group recorded amortization expenses of $414 and $1,004 for the six months period ended June 30, 2009 and 2010, respectively.

The future amortization expenses for the net carrying amount of intangible assets with definite lives as of June 30, 2010 were as follows:

Six month ending December 31, 2010	919
Year 2011	1,342
Year 2012	984
Year 2013	699
Year 2014	412
Thereafter	67

4,423

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
10.	GOODWILL

The movement of goodwill is as follows:

Amounts

As of January 1, 2010	24,783
Goodwill recognized in connection with the Mobi acquisition	205
Exchange differences	70

As of June 30, 2010	25,058

11.	LONG-TERM INVESTMENTS

	As of	As of
	December 31, 2009	June 30, 2010
Link Result Limited	930	1,087
Viatt	—	455

Total	930	1,543

Equity method investment

On October 1, 2008, the Group completed the purchase of a 33% equity interest in Link Result Limited, a China-based company providing IT outsourcing services to multinational financial institutions, with investment cost of $841, including $330 of cash consideration paid to selling shareholders, $495 of capital injection to the investee in the form of an indefinite-lived interest-free loan and $16 of acquisition costs. The Group accounted for the investment using equity method of accounting because the Group has the ability to exercise significant influence over the investee.

The investment earnings generated from this equity method investment was $10 and $157 for the six months ended June 30, 2009 and 2010, respectively.

Available for sale investment

In February 2010, the Group extended a loan with principal of $440 to Beijing Viatt Information Technology Co. Ltd (“Viatt”), a private Company providing IT services and solutions for Chinese domestic financial institutions. The loan carries 8% annual interest rate with two years term and is convertible into a 20% equity interest of Viatt. The investment was accounted for by the Group as available for sale investment. The Group determined that the fair value of the investment approximated to the outstanding balance of the loan which comprised of including the principal and the interest receivable. The Group recognized $13 interest income in the consolidated statement operations for the six-month period ended June 30, 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
12.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31	June 30
	2009	2010

Accrued payroll and employee welfare	10,217	10,543
Contingent consideration liability in connection with business acquisitions	267	7,806
Accrued subcontracting costs and reimbursable operating costs	5,963	6,926
Business tax payable	1,789	2,070
Accrued professional fees	1,525	1,577
Short-term bank loan	—	1,473
Advance from customers	584	1,102
Other taxes payable	1,192	745
Liability resulted from change in fair value of foreign currency forward contract	—	78
Outstanding cash consideration in connection with business acquisitions	1,419	—
Other accrued liabilities	1,244	1,410

Total	24,200	33,730

Short-term bank loan as of June 30, 2010 was borrowed from a PRC bank with a guarantee provided by China National Investment & Guaranty Co., Ltd., a third party. The loan had an annual interest rate of 5.31% and the interest will be paid as of the maturity date of the loan.

Foreign currency forward exchange contract

On September 30, 2009, the Group entered into a forward contract to purchase $5,000 with JPY448.75 million on October 1, 2010. The Group is qualified for foreign currency cash flow hedge accounting with respect to this foreign currency forward exchange contract. The purpose of the forward contract was to hedge, for accounting purpose, the changes in the cash flow of forecasted JPY denominated revenue transactions attributable to fluctuation in foreign currency exchange rates during the term of the forward contract. The fair value of the forward contract was a $161 debit amount which was recorded in prepaid expenses and other current assets as of December 31, 2009 and a $78 credit amount which was recorded in accrued expenses and other payables as of June 30, 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
12.	ACCRUED EXPENSES AND OTHER PAYABLES — continued

Foreign currency forward exchange contract — continued

For the six months ended June 30, 2010, the Group recorded following losses in other comprehensive income related to the contract:

Unrealized losses recognized for effective portion	(117)
Gains reclassified to earnings	(16)

Total	(133)

For the six months ended June 30, 2010, the Group recorded following losses in the exchange differences account in the statement of operations related to the contract:

Gains reclassified from other comprehensive income	16
Losses recognized due to changes in spot-forward difference	(122)

Total	(106)

An unrealized loss of $133 for the effective portion associated with the forward contract was recorded in accumulated other comprehensive income as of June 30, 2010. The unrealized loss will be reclassified into earnings within the next 3 months when the underlying forecasted revenue is recognized. All hedging relationships under cash flow hedges were evaluated to be highly effective as of June 30, 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
13.	INCOME TAXES

VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”) obtained the certificate of high and new technology enterprises in 2008 and is entitled to the preferential tax rate of 7.5% from 2008 to 2010. Shanghai VanceInfo Technologies Limited was also recognized as a “key software enterprise” and therefore was subject to preferential tax rate of 10% in 2009. Nanjing VanceInfo Creative Software Technology qualified as a newly established software enterprise and, therefore, is entitled to a two-year exemption from 2009 to 2010, followed by a 50% reduced tax rate of 12.5% from year 2011 to 2013. TP Software Technology (Shanghai) Co., Ltd. obtained the certificate of high and new technology enterprises and was subject to the preferential tax rate of 15% in 2009 and 2010.

The applicable EIT rate for the other PRC subsidiaries was 25% in 2009 and 2010.

The principal components of deferred income taxes are as follows:

	As of	As of
	December 31	June 30
	2009	2010
Current deferred tax assets:
Allowance for doubtful accounts	96	168
Accrued compensation related	1,301	1,398
Net operating loss carry forwards	76	—

	1,473	1,566

Non-current deferred tax assets:
Net operating loss carry forwards	172	85
Property and equipment	130	322
Valuation allowance	(172)	(85)

	130	322

Net deferred tax assets	1,603	1,888

Non-current deferred tax liabilities:
Intangible assets	(1,322)	(1,154)
Property and equipment	(136)	(136)

Net deferred tax liabilities	(1,458)	(1,290)

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
13.	INCOME TAXES — continued

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of	As of
	December 31	June 30
	2009	2010
Current deferred tax assets:
Allowance for doubtful accounts	96	168
Accrued compensation related	1,301	1,398
Net operating loss carry forwards	76	—

Total current deferred tax assets	1,473	1,566

Non-current deferred tax assets:
Net operating loss carry forwards	172	85
Property and equipment	130	49
Valuation allowance	(172)	(85)

Total non-current deferred tax assets	130	49

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	(1,322)	(1,154)
Property and equipment	(136)	137

Total non-current deferred tax liabilities	(1,458)	(1,017)

Non-current deferred tax liabilities, net	(1,328)	(1,017)

A valuation allowance has been recognized for net operating losses carry forwards of certain subsidiaries of the Group, because the Group does not believe these entities can generate future taxable income to recognize the income tax benefit. Net operating losses totaled $$1,265 as of December 31, 2009 which will be expired on various dates throughout 2014 and the remaining amounts will carry forward indefinitely. Net operating losses totaled $342 as of June 30, 2010 will be expired on various dates throughout 2015.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	NET INCOME PER SHARE

The calculation of the net income per share is as follows:

	Six months
	ended June 30,
	2009		2010

Net income	9,093		13,752

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	37,823,385	(i)	39,567,762	(i)

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	40,587,620 (ii)		42,988,507 (ii)

Net income per ordinary share-basic	0.24		0.35

Net income per ordinary share-diluted	0.22		0.32

(i)	In June 2008, the Company issued 2,000,000 ordinary shares for future delivery to employees and non-employees upon exercise of vested stock options or grant of nonvested shares. 641,537 and 539,988 shares were transferred to the relevant employees as of June 30, 2009 and 2010 respectively. Accordingly, the remaining shares outstanding during the years were excluded in computation of basic net income per share for the six months period ended June 30, 2009 and 2010, respectively.

(ii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share for the six months period ended June 30, 2009 and 2010, respectively as their effects would have been anti-dilutive. For the six months period ended June 30, 2009 and 2010, respectively, such outstanding securities consisted of stock options of a weighted average number of 1,306,805 and 67,305.

A weighted average number of 47,003 and 12,134 contingently issuable ordinary shares in connection with business acquisitions were included in the computation of diluted net income per share for the six months period ended June 30, 2009 and 2010, respectively.

In addition, the calculation of the weighted average number of ordinary shares for the six months period ended June 30, 2009 and 2010, for the purpose of diluted net income per share has included the effect of stock options and nonvested shares which gives rise to an incremental weighted average number of 2,717,232 and 3,408,611 ordinary shares using the treasury stock method, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
15.	SHARES-BASED COMPENSATION

On November 3, 2005, the Group adopted the 2005 Stock Option Plan, which allows the Group to grant options to its employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. In April and May 2006, additional options to purchase 2,400,000 ordinary shares were authorized with the approval from shareholders. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date.
On July 30, 2007, the board of directors and shareholders adopted the 2007 Share Incentive Plan as amended on August 1, 2007, which authorizes to grant to employee and non-employees options to purchase ordinary shares or nonvested shares up to a total of 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from of the first vesting date.
I. Stock Options
Termination of option
If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.
Option exercise
The option shall be exercisable by the delivery of a written notice to the Company, in the form approved by the Company, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Company.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
15.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued

Options to employees and non-employee directors

During six months 2010, the Company granted a total of 220,500 share options to employees and non-employee directors at exercise prices ranging from $16.90 to $21.70 per share, respectively.

The following table summarizes information regarding the stock options granted:

			Weighted
		Weighted	average fair value
		average	per option
	Number of	exercise price	at the
	options	per option	grant dates

Outstanding as of January 1, 2010	4,397,895	3.49	1.01
Granted	220,500	19.02	6.86
Forfeited	(38,861)	6.88	1.54
Exercised	(520,410)	2.79	0.91

Outstanding as of June 30, 2010	4,059,124	4.39	1.33

The following table summarizes information with respect to stock options outstanding as of June 30, 2010:

		Options outstanding			Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	exercise	value as of		exercise	value as of
	Number	contractual	price per	June 30,	Number	price per	June 30,
	outstanding	life	option	2010	exercisable	option	2010

Ordinary shares	4,059,124	4.90	4.39	76,695	2,580,722	2.42	53,846
The total intrinsic value of options exercised during the six months ended June 30, 2009 and 2010 was $5,373 and $10,419, respectively.
The range of fair value of the options as of their respective grant dates is as follows:

For six
months ended
June 30, 2010

Options	6.09-7.83

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)

15.	SHARES-BASED COMPENSATION — continued

I. Stock Options — continued
Options to employees and non-employee directors — continued
The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For six
months ended
June 30, 2010

Risk-free interest rate	2.62%
Expected term	3.61 years
Volatility	44.7%
Dividend yield	—
(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

As the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
15.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors — continued
The Group recorded share-based compensation of $610 and $694 for options granted to employees and non-employee directors for the six months ended June 30, 2009 and 2010, respectively, using the graded vesting attribution method.
There was $1,580 of total unrecognized compensation expense related to unvested share options granted as of June 30, 2010. The expense is expected to be recognized over a weighted-average period of 1.07 years according to the graded vesting schedule.
II.Nonvested Shares
During six months ended June 30, 2010, the Company granted 194,654 nonvested ordinary shares, respectively, to employees under 2007 Share Incentive Plan. The nonvested shares will vest first 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.
A summary of the nonvested shares activity is as follows:

		Weighted
	Weighted	average fair value
	number of	per ordinary
	nonvested	share at the
	shares	grant dates

Outstanding as of January 1, 2010	108,070	7.64
Granted	194,654	17.92
Vested	(19,578)	5.70
Forfeited	(6,398)	6.79

Outstanding as of June 30, 2010	276,748	15.02

The total fair value of nonvested shares vested during six months end 2009 and 2010, was $15 and $426, respectively.
The Company recorded compensation expenses based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The fair value of the nonvested shares on the grant date was the closing market price of the ordinary shares as of the date.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
15.    SHARES-BASED COMPENSATION — continued
II.Nonvested Shares — continued
The Group recognized share based compensation expenses of $82 and $663 for these nonvested shares for the six months ended June 30, 2009 and 2010, respectively.
As of June 30, 2010, total unrecognized compensation expense relating to the nonvested shares was $2,354. The amount is expected to be recognized over a remaining vesting period of 3.37 years according to the straight line method.
The amount of stock-based compensation attributable to cost of revenues, selling and marketing, and general and administrative expenses is included in those line items on the face of the statement of operations accordingly. For the six months periods ended June 30, 2009 and 2010, stock-based compensation expense related to the stock options was allocated as follows:

	Six months
	ended June 30,
	2009	2010

Cost of revenues	158	238
Selling and Marketing	72	132
General and administrative	462	987
Total stock-based compensation expense	692	1,357
16.	OTHER OPERATING INCOME
Other operating income included mainly the government subsidies of $558 and $2,917 that were recognized for the six months period ended June 30, 2009 and 2010, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
17.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets/(liabilities) measured at fair value on a recurring basis as of December 31, 2009 include a foreign currency exchange forward contract (Note 12) based on level 2 inputs and the contingent consideration payable in connection with a business acquisition consummated in 2009 based on level 3 inputs.

The Group’s financial assets/(liabilities) measured at fair value on a recurring basis as of June 30, 2010 include a foreign currency exchange forward contract (Note 12) based on level 2 inputs and the contingent consideration payable in connection with a business acquisition consummated in 2009 and an available for sale investment in convertible loan based on level 3 inputs.

The following table summarizes the Group’s financial assets/(liabilities) measured at fair value on recurring basis.

		Fair Value Measurement at Reporting Date Using
			Significant
		Quoted Prices in	Other	Significant
		Active Market for	Observable	Unobservable
	December	Identical Liabilities	Inputs	Inputs
Description	31, 2009	(Level 1)	(Level 2)	(Level 3)

Contingent consideration	$(8,454)	$—	$—	$(8,454)
Forward contract	161	—	161	—

Total	$(8,293)	$—	$161	$(8,454)

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Other	Significant
		Active Market for	Observable	Unobservable
	June 30,	Identical Liabilities	Inputs	Inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)

Available for sale investment	$455	$—	$—	$455
Contingent consideration	(7,806)	—	—	(7,806)
Forward contract	(78)	—	(78)	—

Total	$(7,429)	$—	$(78)	$(7,351)

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
17.	FAIR VALUE MEASUREMENTS — continued

Measured on recurring basis — continued

The following table summarizes the movement of the balances of the Group’s financial assets/(liabilities) measured at fair value on a recurring basis based on level 3 inputs:

Amounts

Balance as of January 1, 2010	$(8,454)
Change in fair value of the contingent consideration	(165)
Settlement of contingent consideration	816
Investment in available for sale investment	440
Accrued interest on the available for sale investment	13
Exchange Difference	(5)

Balance as of June 30, 2010	$(7,351)

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions.

18.	CANCELLATION OF SHARES

In January 2010, one of our employees was suspected to be in violation of the non-compete agreement (signed with the Group in connection with an acquisition in 2007) and his employment with the Group was terminated. This caused certain potential losses to the Group relating to certain uncollectible accounts receivable that he was associated with. As a result, the employee entered into a settlement agreement with the Group in January 2010 and agreed to return his ordinary shares of 27,772 to the Group as compensation. The fair value of the ordinary shares was $537 as of the settlement date, and was recorded in the consolidated statement of operations to net off a related $537 provision for doubtful accounts. The shares were cancelled immediately after they were returned to the Group.

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $3,092 and $4,668 for the six months period ended June 30, 2009 and 2010, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
20.	STATUTORY RESERVES

PRC legal regulations permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Group’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Accumulated appropriations to these reserves by the Group’s PRC subsidiaries were $2,307 and $2,307 as of December 31, 2009 and June 30, 2010, respectively.

21.	LITIGATION THREAT AGAINST THE COMPANY

In August 2004, through VanceInfo Beijing, a wholly owned subsidiary of the Company, the Company acquired the IT services business and related assets of Wensi Chuangyi and its subsidiaries, the predecessor of the Company. On December 3, 2007, Chris Chen, chairman and chief executive officer of the Company, and David Chen, chief operating officer of the Company received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang against Chris Chen, David Chen, the Company, and two subsidiaries of the Company and VanceInfo Creative Software Technology Ltd., or VanceInfo California, a dissolved California corporation controlled by Wensi Chuangyi. The letter alleges the following:
•	Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Beijing Heteng Software Technology Co., Ltd (“Heteng”); and Heteng owns 100% of Wensi Chuangyi, the predecessor of the Company.

•	Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng and its joint venture partners. This unspecified proprietary information allegedly has been utilized by VanceInfo California and continues to be used by a Delaware subsidiary of the Company.

•	In connection with these transactions, Chris Chen was an officer, director, beneficial owner or in control of the relevant entities that caused the transfer to be executed not in good faith and without adequate consideration or the receiving entity that obtained the valuable proprietary information not in good faith and without adequate consideration, all in breach of his fiduciary responsibilities to Octiga, Heteng and their shareholders and/or joint venture partners.

•	The letter also alleges that Mr. Jiang will be able to demonstrate the role and responsibility of various other parties in these alleged improper transactions, including Wensi Chuangyi and/or its subsidiaries, VanceInfo Beijing, VanceInfo California and other subsidiaries of the Company.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
21.	LITIGATION THREAT AGAINST THE COMPANY — continued

The letter states that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng, including Long March Launch Vehicle Technology Co., Ltd., or Long March, to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. The Company believes that Long March owned a 70% equity interest in Heteng in August 2004. The letter does not specify the amount of any claimed damages or costs. As of the date of June 30, 2010 the Company had not received any notices of claims from any other investors in Heteng, including Long March.

The Company has been advised by the Company’s PRC counsel that the August 2004 transaction in which the Company acquired the IT services business and related assets of the predecessor of the Company was duly authorized and approved by both the seller, Wensi Chuangyi and its subsidiaries, and the buyer, VanceInfo Beijing, in accordance with PRC law, and that the transaction was effected in compliance with all applicable PRC laws and regulations. In addition, the Company believes that the level of share ownership in Octiga claimed by Mr. Jiang is substantially overstated.

It is possible that Mr. Jiang or other shareholders of Heteng or Octiga will institute litigation as threatened in the notice of claim, including litigation against the Company, the Company’s subsidiaries, Chris Chen and David Chen. The Company believes that Mr. Jiang’s purported claims are without merit and, if any such claims are asserted against the Company, the Company intends to vigorously defend against the claims. The Company believes that the outcome of any such litigation will not have a material adverse effect on the results of operations or financial condition of the Company, although litigation is inherently uncertain and the Company cannot give any assurances in this regard. In addition, regardless of the outcome, defending any such litigation could result in material costs and diversion of management resources and attention.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
22.	COMMITMENTS
(i)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2015 and are renewable upon negotiation. Rental expenses under operating leases for the six months period ended June 30, 2009 and 2010 were $3,032 and $3,868, respectively.

Future minimum lease payments under such non-cancelable leases as of June 30, 2010 are as follows:

Six-month ending December 31, 2010	4,023
2011	7,235
2012	5,557
2013	4,110
2014	2,550
2015	2,279

25,754

(ii)	Purchase commitments

As of June 30, 2010, $1,379 was contractually committed by the Group for purchases of equipment and leasehold improvements, $1,320 of which are expected to be paid in six-month period ending December 31, 2010 and remaining amount will be paid in 2011.
23.	RELATED PARTY TRANSACTIONS

The Group had the following significant transactions with related parties in addition to the disclosures in Notes 15:

The Group provided various IT services to Lenovo (Beijing) Co., Ltd., Beijing Lenovo Software Co., Ltd., Shanghai Lenovo Electronic Co., Ltd. and Lenovo (Dalian) Technologies Service Co., Ltd. (collectively “Lenovo”), which all are affiliates of LC Fund III, a principal shareholder of the Company. The Group recognized revenues of $626 and $1,688 for these transactions for six months ended June 30, 2009 and 2010, respectively. The accounts receivable balances from Lenovo were $1,043 and $1,102 as of December 31, 2009 and June 30, 2010, respectively. The advance from customer balances from Lenovo were $7 and $58 as of December 31, 2009 and June 30, 2010, respectively.

The Group provided system testing services to A-IT (Shanghai) Software Services Co., Ltd. (“AIT”), a subsidiary of Link Result Limited, an equity method investment of the Company. The Group recognized purchases of nil and $5 for these transactions for six months ended December 31, 2009, and June 30, 2010, respectively. The accounts payable balances from AIT were nil and $5 as of December 31, 2009 and June 30, 2010, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
24.	SUBSEQUENT EVENTS

Acquisition of Remaining Equity in Link Result

As set out in Note 11, VanceInfo had a 33% equity interest in Link Result as of June 30, 2010. In July 2010, VanceInfo acquired the remaining 67% equity interest in Link Result from other shareholders with initial consideration of $670 in cash plus additional consideration that is contingent to the future earnings of the acquired business will be paid by March 31, 2011 with initial fair value of $3,389. The acquisition is expected to strengthen VanceInfo’s position in the financial services sector. Approximately 170 professionals of Link Result joined the Company in connection with the transaction.

The acquired net assets were recorded at their fair value at the date of acquisition. The re-measurement of the 33% equity investment with $1,087 carrying amount as of this acquisition date resulted in a gain of $612 recognized in the consolidated statement of operations.

The Company has performed a preliminary purchase price allocation which resulted in $2,320 goodwill and $966 intangible assets.
Strategic Investment in Australia-based IT Service and Solution Provider
In September 2010, the Company through one of  its subsidiaries, entered  into certain investment agreements to acquire equity interests in Salsatec Corporation Pty. Ltd., or Salsatec, an Australia-based IT services and solution provider for telecom and technology companies. Pursuant to the investment agreements, the Company made a payment of $200 in cash for an initial equity interest of 20% of Salsatec in convertible redeemable preference shares, with an exclusive right to acquire the remaining 80% of the equity interests one year after the execution date of the investment agreements at the Company’s sole discretion. The acquisition aims to enhance the Company’s business development in the Asia Pacific markets.

Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Summary Condensed Consolidated Financial Information
The following tables present a summary of consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission on April 30, 2010, incorporated by reference in this prospectus, for information regarding trends and other factors that may influence our results of operations.
The summary consolidated balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. The summary unaudited condensed consolidated statement of operations data for the six months ended June 30, 2009 and June 30, 2010, and the summary unaudited condensed consolidated balance sheet data as of June 30, 2010, have been prepared on the same basis as our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. The unaudited condensed consolidated financial statements data include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Historical results are not necessarily indicative of results to be expected in any future period.

	Six Months Ended June 30,
	2009	2010
	(Unaudited; in US$ thousands, except for
	percentage, share, per share and per ADS data)
Summary Condensed Consolidated Statement of Operations Data
Net revenues	$64,645	$96,092
Cost of revenues(1)	(40,065)	(60,092)

Gross profit	24,580	36,000

Selling, general and administrative expenses(2)	(15,507)	(23,400)

Change in fair value of contingent consideration payable for business acquisition	—	(165)
Other operating income	646	2,979

Income from operations	9,719	15,414
Interest income	384	329
Interest expense	(40)	(4)
Exchange differences	(105)	(418)

Income before income tax and earnings in equity method investment	9,958	15,321
Income tax expense	(875)	(1,726)

Income before earnings in equity method investment	9,083	13,595
Earnings in equity method investment	10	157

Net income	9,093	13,752

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(111)	486

	Six Months Ended June 30,
	2009	2010
	(Unaudited; in US$ thousands, except for
	percentage, share, per share and per ADS data)
Unrealized gains on foreign currency exchange forward contract recognized in other comprehensive income	—	(117)
Gains on foreign currency exchange forward contract reclassified to earnings	—	(16)

Total other comprehensive income, net of tax	(111)	353

Comprehensive income	$8,982	$14,105

Net income per ordinary share:
Basic	$0.24	$0.35
Diluted	$0.22	$0.32
Net income per ADS:
Basic	$0.24	$0.35
Diluted	$0.22	$0.32
Weighted average ordinary shares used in calculating net income per ordinary share:
Basic	37,823,385	39,567,762
Diluted	40,587,620	42,988,507
Other Consolidated Financial Data
Gross margin(3)	38.0%	37.5%
Operating margin(4)	15.0%	16.0%
Net margin(5)	14.1%	14.3%

(1)	Included depreciation and amortization expenses totaled $0.5 million and $0.8 million for the six months ended June 30, 2009 and 2010, respectively. Also included share-based compensation expenses of $0.16 million and $0.24 million for the six months ended June 30, 2009 and 2010, respectively.

(2)	Included depreciation and amortization expenses totaled $1.7 million and $2.7 million for the six months ended June 30, 2009 and 2010, respectively. Also includes share-based compensation expenses of $0.5 million and $1.2 million for the six months ended June 30, 2009 and 2010, respectively.

(3)	Gross margin represents gross profit as a percentage of net revenues.

(4)	Operating margin represents income from operations as a percentage of net revenues.

(5)	Net margin represents net income as a percentage of net revenues.

	As of	As of
	December 31, 2009	June 30, 2010
	(Unaudited; in US$ thousands)
Summary Condensed Consolidated Balance Sheet Data
Assets
Current assets:
Cash and cash equivalents	$64,057	$66,958
Term deposit	10,000	10,000
Short-term investment held to maturity securities	12,122	12,702
Accounts receivable(1)	60,524	68,060
Other current assets	7,499	7,315

Total current assets	154,202	165,035

Property and equipment, net	15,000	16,570
Goodwill and other intangible assets	32,522	31,855
Other long-term assets	3,467	10,079

Total assets	205,191	223,539

Liabilities:
Current liabilities	32,659	41,933
Other liabilities	9,970	2,664

Total liabilities	42,629	44,597

Total equity(2)	162,562	178,942

Total liabilities and equity	$205,191	$223,539

(1)	Net of allowance of doubtful accounts of $1.0 million and $1.7 million as of December 31, 2009 and June 30, 2010, respectively.

(2)	As of June 30, 2010, there were 39,911,404 ordinary shares issued and outstanding.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009
Our Results of Operations
Net Revenue, Cost of Revenues, Gross Profit and Gross Margin
The following table sets forth our net revenue, cost of revenue, gross profit and gross margin for the periods indicated, and the amount and percentage change between periods.

	Six Months Ended June 30,
		2009 to 2010
	2009	Percentage Change	2010
	(Unaudited; in US$ thousands, except for percentages)
Net revenues	$64,645	48.6%	$96,092
Cost of revenues	(40,065)	50.0%	(60,092)

Gross profit	$24,580	46.5%	$36,000

Gross margin	38.0%		37.5%

Net Revenues. Our net revenues were $96.1 million for the six months ended June 30, 2010, representing an increase of 48.6% from our net revenues of $64.6 million for the six months ended June 30, 2009. The increase in sales was driven by continued growth of our business in the U.S., Europe and Greater China (including mainland China, Hong Kong and Taiwan).
Net Revenues by Service Lines. We provide three broad lines of services: Research and Development Outsourcing Services, IT Services and Other Solutions and Services. Research and Development Outsourcing Services consist of research and development service line and globalization and localization service line. IT Services consist of enterprise solutions, application development and maintenance, and quality assurance and testing service lines. Other Solutions and Services consist of business process outsourcing and system integration services and other solutions.
Set forth below is the breakdown of our net revenues by service lines for the periods indicated:

	Six Months Ended June 30,
	2009		2010
	(Unaudited; in US$ thousands, except for percentages)
Research and Development Outsourcing Services:
Research and development services	$40,355	62.4%	$60,169	62.6%
Globalization and localization	2,234	3.5	3,009	3.1
IT Services:
Enterprise solutions	5,262	8.1	8,459	8.8
Application development and maintenance	12,449	19.3	17,026	17.7
Quality assurance and testing	3,699	5.7	5,162	5.4
Other Solutions and Services	646	1.0	2,267	2.4

Total Net Revenues	$64,645	100.0%	$96,092	100.0%

Net revenues from research and development services accounted for 62.6% of the total net revenues for the six months ended June 30, 2010 and increased by 49.1% to $60.2 million compared to $40.4 million in the six months ended June 30, 2009, primarily due to increased revenues from clients in telecom and technology sectors. Net revenues from application development and maintenance service line increased by 36.8% to $17.0 million for the six months ended June 30, 2010 compared to $12.4 million in the same period in 2009. Net revenues from enterprise solutions service line increased by 60.8% to $8.5 million for the six months ended June 30, 2010 compared to $5.3 million in the same period of 2009, partly because of the new CRM solutions that we started to provide since July 2009.
Net Revenues by Geographic Markets. Based on the location of our clients’ headquarters, Greater China continued to be our largest geographic market, accounting for $42.8 million, or 44.5% of total net revenues, for the six months ended June 30, 2010, followed by 35.0% from clients headquartered in the United States, 15.2% in Europe, and 4.1% in Japan.
Set forth below is the breakdown of our net revenues by geographic markets for the periods indicated:

	Six Months Ended June 30,
	2009		2010
	(Unaudited; in US$ thousands, except for percentages)
United States(1)	$27,625	42.7%	$33,670	35.0%
Greater China(1)	21,647	33.5	42,754	44.5
Europe(1)	11,024	17.1	14,553	15.2
Japan(1)	4,248	6.6	3,934	4.1
Others	101	0.1	1,181	1.2

Total Net Revenues	$64,645	100.0%	$96,092	100%

(1)	Countries or regions where the headquarters of our clients are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.
In addition, measuring our net revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 74.6% of net revenues for the six months ended June 30, 2010, while the United States accounted for 19.6%, Japan accounted for 3.9% and Europe accounted for 1.7% in the same period.
Cost of Revenues. Our cost of revenues primarily consists of compensation and benefit expenses of our professionals directly involved in the revenue generating activities, subcontracting costs, travel expenses, rental expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses. Our cost of revenues increased by 50.0% from $ 40.1 million for the six months ended June 30, 2009 to $ 60.1 million for the six months ended June 30, 2010 was mainly attributable to increased staff headcount and more senior level professional hires.

Gross Profit and Gross Margin. Our gross profit increased by 46.5% from $24.6 million for the six months ended June 30, 2009 to $ 36.0 million in the six months ended June 30, 2010. Gross margin was 37.5% for the first six months of 2010, compared to 38.0% for the same period in 2009. The slight year-over-year margin decline reflects the tail effect of the pricing adjustments from certain large U.S. customers since July 2009.
Operating Expenses
Selling, General and Administrative Expenses. Selling, general and administrative expenses were $23.4 million for the six months ended June 30, 2010, up 50.9% from $15.5 million a year earlier. The increase in selling, general and administrative expenses was due to enhanced sales efforts, the buildup of centers of excellence, additional investments in staff training, and recruitment of more management talents.
Other Income Statement Items and Net Income
Other Operating Income. Other operating income for the six months ended June 30, 2010 increased to $3.0 million from $0.6 million for the six months ended June 30, 2009, primarily because of increased government subsidies.
Income from Operations. Income from operations for the six months ended June 30, 2010 increased by 58.6% to $15.4 million from $9.7 million for the six months ended June 30, 2009. Operating margin increased to 16.0% for the six months ended June 30, 2010 from 15.0% for the six months ended June 30, 2009.
Interest Income. Interest income represents interest income from our bank deposits and held to maturity investments. Our interest income decreased from $0.4 million for the six months ended June 30, 2009 to $0.3 million for the six months ended June 30, 2010.
Foreign Exchange Gain (Loss). We incurred a foreign exchange loss of $0.4 million for the six months ended June 30, 2010 as compared to a foreign exchange loss of $0.1 million for the six months ended June 30, 2009.
Net Income. Net income for the six months ended June 30, 2010 increased 51.2% to $13.8 million from $9.1 million for the same period of 2009. Net margin was 14.3% for the six months ended June 30, 2010 as compared to 14.1% for the six months ended June 30, 2009.
Capital Expenditure
Our capital expenditures related primarily to the purchase of computers and improvement of leased premises. Our capital expenditure amounted to $2.5 million and $5.0 million for the six months ended June 30, 2009 and 2010, respectively. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.

Liquidity and Capital Resources
Cash Flows and Working Capital
We have financed our liquidity requirements primarily through cash generated from operations. As of June 30, 2010, we had $95.0 million in cash and cash equivalents, term deposits and held to maturity investments with maturities of less than 24 months compared to $81.9 million as of June 30, 2009.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Six Months Ended June 30
	2009	2010
	(Unaudited; in US$ thousands)
Net cash provided by operating activities	5,559	11,662
Net cash used in investing activities	(31,479)	(12,236)
Net cash provided by financing activities	1,284	3,385
Effect of exchange rate changes on cash and cash equivalents	(49)	90
Net increase (decrease) in cash and cash equivalents	(24,636)	2,811
Cash and cash equivalents at the beginning of period	79,963	64,057
Cash and cash equivalents at the end of period	55,278	66,958
Operating Activities
Net cash generated by operating activities increased to $11.7 million in the six months ended June 30, 2010 as compared to $5.6 million in same period of 2009. The amount in the six months ended June 30, 2010 was primarily attributable to our net income of $13.8 million (i) adding back certain non-cash charges mainly including share-based compensation of $1.4 million, depreciation and amortization of property and equipment of $2.5 million, amortization of intangible assets, and certain working capital related items including increase in accrued expenses and other payables of $1.7 million and (ii) offset by other working capital related items including an increase in account receivables of $8.2 million, a decrease in deferred revenue of $1.2 million and an increase in accrued expenses and other payables of $1.7 million. The increase in our account receivables was mainly due to the increase of our revenue.
Investing Activities
Net cash used in investing activities in the six months ended June 30, 2010 decreased to $12.2 million, primarily due to cash outflows for (1) payment for the purchase of short-term held to maturity security of $11.5 million, (2) payment for the purchase of property and equipment of $5.0 million in connection with our operation expansion, (3) payment for the purchase of long-term held to maturity securities of $2.7 million, and (4) consideration paid for the business acquisitions of $1.1 million, (5) payment for the purchase of VIATT of $0.4 million and (6) offset by the proceeds from maturity of investment of $8.1 million,. Net cash used in investing activities was $31.5 million in the six months ended June 30, 2009. Net cash used in investing activities in the six months in 2010 was significantly less than the amount in the same period of 2009, primarily attributable to a decease in the amount used to purchase a $21.5 million term deposit in 2009.

Financing Activities
Net cash generated from financing activities in the six months ended June 30, 2010 increased to $3.4 million, primarily due to $2.1 million of proceeds from exercise of options and $1.5 million of proceeds from short-term borrowings. Net cash provided by financing activities for the six months ended June 30, 2009 was $1.3 million, primarily due to our proceeds from exercise of options.
Recently Issued Accounting Pronouncements
In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. The pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial position or results of operations.
In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.
In October 2010, the FASB issued an authoritative pronouncement on accounting for costs associated with acquiring or renewing insurance contracts. The objective of this guidance is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral and specified which costs incurred in the acquisition of new and renewal contracts should be capitalized. The guidance is effective for fiscal years beginning after December 15, 2011. While the guidance is required to be applied prospectively upon adoption, retrospective application is also permitted (to all prior periods presented). Early adoption is also permitted, but only at the beginning of an entity’s annual reporting period. We do not believe the adoption of this pronouncement will significantly impact our financial position or results of operations.